UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

eLandia International Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

28413U 20 4

(CUSIP Number)

Pete R. Pizarro Chief Executive Officer eLandia International Inc. 8200 NW 52nd Terrace, Suite 102 Miami, FL 33166 (305) 415-8830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28413U 20 4	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pete R. Pizarro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) :
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,898,353
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,898,353
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 28413U 20 4	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D Amendment No. 1 (this “Schedule 13D”) relates to shares of common stock, $0.00001 par value per share (“Common Stock”), of eLandia International Inc., a Delaware corporation (the “Issuer” or the “Company”), with its principal executive offices located at 8200 NW 52nd Terrace, Suite 102, Miami, FL 33166.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Pete R. Pizarro. Mr. Pizarro is a citizen of the United States and his principal occupation is serving as the President, Chief Executive Officer and director of the Issuer and its subsidiaries. Mr. Pizarro is sometimes referred to herein as the “Reporting Person.” The business address of Mr. Pizarro is 8200 NW 52nd Terrace, Suite 102, Miami, FL 33166.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Voting Trust Agreement between Mr. Pizarro, as Trustee, Stanford International Bank Ltd. (“SIBL”) and the Issuer, dated February 6, 2009 (the “Voting Trust Agreement”), SIBL agreed to deposit into a voting trust an aggregate of: (i) 12,364,377 shares of the Issuer’s Common Stock, and (ii) 4,118,263 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Stock”). On March 30, 2011, the Issuer, Ralph S. Janvey as Receiver for the assets of SIBL, and Mr. Pizarro as Trustee, entered into an agreement to terminate the Voting Trust Agreement, thereby releasing 12,364,377 shares of Common Stock and 4,118,263 shares of the Series B Stock to SIBL. In accordance with the terms of the Voting Trust Agreement, the Reporting Person, as the trustee thereunder, had the voting power (with certain limited exceptions) with respect to all shares of stock placed in the voting trust by SIBL and the Reporting Person could vote such shares in his sole discretion. As a result of the termination of the Voting Trust Agreement, the Reporting Person no longer has any voting or other rights with respect to the shares of Common Stock and Series B Stock previously held pursuant to the Voting Trust Agreement.

In connection with the transaction contemplated by a Contribution Agreement, dated July 29, 2010, as amended (the “Contribution Agreement”) between the Issuer and Amper S.A. (“Amper”), the parties executed and delivered certain closing documents subject to such documents being held in escrow pending the receipt of certain stock certificates and related legal opinions. Upon receipt of these pending items by the escrow agent, the escrowed materials will be released, the closing will be consummated and control will be transferred accordingly.

As an inducement for Amper to enter into the Contribution Agreement, the Reporting Person agreed to waive certain rights including the vesting of 4,200,000 previously issued and partially vested stock options, and agreed to the cancellation thereof, as well as his right to terminate his prior employment agreement for “Good Reason” as a result of a change of control triggered by the Amper transaction and the severance payments to which the Reporting Person would be entitled to as a result thereof. In exchange for and as consideration for such waiver of rights, the Reporting Person will receive 1,120,000 shares of

CUSIP No. 28413U 20 4	Page 4 of 6 Pages

Common Stock. Until such time as all of the conditions to release of the escrowed materials described above are satisfied, the Reporting Person shall not have any voting or other rights with respect to these shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock in connection with the waiver of certain rights described above. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or the management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

(a) The Reporting Person owns 1,898,353 shares of Common Stock, or 1.07% of all issued and outstanding shares of Common Stock. See Item 3. Source and Amount of Funds or Other Consideration.

(b) The Reporting Person has sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him. See Item 3. Source and Amount of Funds or Other Consideration.

(c) Other than the transactions reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the closing in escrow held on March 31, 2011 in accordance with the terms of the Contribution Agreement, the stock certificate evidencing the 1,120,000 shares of Common Stock was delivered to Amper’s counsel as escrow agent to be held in escrow pending the satisfaction of certain recordation and delivery formalities.

CUSIP No. 28413U 20 4	Page 5 of 6 Pages

Item 7.	Material to Be Filed as Exhibits

10.1	Contribution Agreement, dated July 29, 2010, between the Issuer and Amper (incorporated by reference to Exhibit 10.2 in the Issuer’s Form 10-Q filed with the SEC on August 16, 2010).

10.2	First Amendment to Contribution Agreement, effective as of December 2, 2010, between the Issuer and Amper (incorporated by reference to Exhibit 10.1 in the Issuer’s Form 8-K filed with the SEC on April 4, 2011).

CUSIP No. 28413U 20 4	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011	By:	/s/ Pete R. Pizarro
Pete R. Pizarro